UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Completion of the Ironwood Tender Offer

On May 21, 2023, VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (“VectivBio”), entered into a Transaction Agreement (the “Transaction Agreement”) with Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”). Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, on May 31, 2023, Ironwood commenced a cash tender offer (the “Offer”) to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share, of VectivBio (the “Shares”), at a price per share equal to $17.00, net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes.

The Offer and any withdrawal rights in connection therewith expired one minute after 11:59 P.M., Eastern Time, on June 28, 2023 (the “Expiration Date”). VectivBio has been advised that, as of the Expiration Date, 59,287,753 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 94.40% of the Shares outstanding (not including 2,007,310 Shares delivered pursuant to guaranteed delivery procedures, representing approximately 3.20% of the Shares outstanding). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Transaction Agreement). As all conditions to the Offer have been satisfied or waived, Ironwood has accepted for payment and will promptly pay for all Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

Effective as of the completion of the Offer, all directors of VectivBio resigned from their positions as directors of VectivBio and were replaced by those directors elected by the shareholders of VectivBio at an extraordinary general meeting of shareholders held on June 26, 2023, as further described on Form 6-K filed by VectivBio with the Securities and Exchange Commission on June 26, 2023.

Press Release

On June 29, 2023, VectivBio issued a joint press release with Ironwood announcing the expiration and results of the tender offer by Ironwood to acquire all of the outstanding registered ordinary shares of VectivBio. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-269450, 333-265546 and 333-264653) and the Company’s Registration Statements on Form S-8 (File Nos. 333-269451 and 333-255524).

Exhibits

99.1	Joint Press Release issued by VectivBio Holding AG and Ironwood Pharmaceuticals, Inc., dated June 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

June 29, 2023	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer